

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 15, 2010

<u>Via U.S. Mail and Facsimile to (336) 424-7634</u>

Eric C. Wiseman
President and Chief Executive Officer
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

>    **Re:    V. F. Corporation**
>    **Form 10-K for the Fiscal Year Ended January 2, 2010**
>    **Filed March 3, 2010**
>    **File No. 001-05256**

Dear Mr. Wiseman:

We have reviewed your filing and have the following comment. In our comment we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 43

Long-lived Assets, page 44

1.      We note that for your Reef, Nautica and lucy business units and for your other business units, it is possible that your conclusions regarding impairment of goodwill or trademark intangible assets could change in future periods under certain listed circumstances.  We further note on page 21 that while no impairment was indicated for any of your business units within the Contemporary Brands Coalition, it is possible that an impairment charge for goodwill or trademark intangible assets would be required under certain described circumstances.  We believe you should provide information within your MD&A for investors to assess the probability and potential magnitude of a future material impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K.  In future filings, please discuss those business units or coalitions that are at risk of impairment, such as the Contemporary Brand Coalition, and describe the following for each business unit or coalition:

   a.   the percentage by which fair value exceeded carrying value of each reporting unit or indefinite-lived intangible asset, as of the date of the most recent test;

   b.   the amount of goodwill or indefinite-lived intangible assets that are at risk of impairment; and

   c.   the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

   Alternatively, please advise us if you have determined that no business units or coalitions are at risk of impairment.  Tell us how you intend to revise your disclosure in future filings, and provide us with the text of your proposed disclosure in your response to us.

*   *   *   *

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services